November 9, 2006

Via EDGAR

Ms. Margaret Fitzgerald
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	MRU Holdings, Inc. (the “Company”) Form 10-KSB for the period ended June 30, 2005 (Transitional Period) Form 10-KSB for the fiscal year ended June 30, 2006 FILE NO. 000-33487

Dear Ms. Fitzgerald:

We are writing in regard to a supplemental comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated November 7, 2006 with respect to the Company’s Form 10-KSB for the period ended June 30, 2005 (Transitional Period) and Form 10-KSB for the fiscal year ended June 30, 2006.

We are in receipt of the Staff’s comment letter and are actively engaged in preparing a response. After discussing this matter with the Staff of the SEC, the Company anticipates submitting a complete response to the Staff’s November 7th, 2006 comment letter on or before December 11, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (212) 836-4194 or Randy Rasmussen at (212) 836-4163.

Thank you very much for your assistance.

Sincerely,

MRU Holdings, Inc.

Name: Vishal Garg
Title: Chief Financial Officer

cc:	Kevin W. Vaughn, Securities and Exchange Commission Randy L. Rasmussen, MRU Holdings, Inc.